March 11, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Baxalta Incorporated (the “Company”)
Amendment No. 1 to Registration Statement on Form 10-12B
Filed January 26, 2014
File Number 001-36782

Dear Mr. Riedler:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), received by letter dated February 12, 2015, relating to the Company’s Registration Statement on Form 10-12B (the “Form 10”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in the Information Statement included as Exhibit 99.1 to the Form 10.

The Spin-Off Transaction

1.	Based on your response to prior comment 1, it appears that Baxter’s subsequent dispositions of the retained Baxalta shares, including in exchange for outstanding debt, could occur simultaneously with or within a short time after the proposed distribution of Baxalta common stock to Baxter shareholders. In light of that possibility, please provide a more detailed analysis as to why Baxter shareholders would not be giving up consideration in connection with the transactions. Please provide more specific information about the contemplated timing of the subsequent dispositions, if possible, and advise whether there is any minimum period of time following the distribution during which Baxter would refrain from distributing its retained shares.

Company Response:

As previously discussed with the Staff, the Company acknowledges the Staff’s comment and respectfully advises the Staff that at this time Baxter does not have any definitive plan for any particular transaction involving retained Baxalta shares. In addition, it is not expected that any disposition would occur simultaneously with or within a short time after the proposed distribution of Baxalta common stock to Baxter shareholders. As discussed, Baxter intends and will attempt to dispose of retained Baxalta shares on a tax-free basis within the time frame permitted in its anticipated private letter ruling with the U.S. Internal Revenue Service. Although Baxter may contemplate a variety of disposition transactions, including a share-for-debt exchange, that could occur following (but not shortly following) the spin-off date, there can be no assurance that Baxter will successfully complete any particular type of disposition. The spin-off is not conditioned on any particular type of disposition occurring. Any distribution by Baxter of the retained Baxalta shares would occur after the spin-off in a time and manner consistent with the business reasons for the retention of such shares, subject to market conditions and tax consequences and in compliance with applicable federal and state securities laws. The Company acknowledges that it will supplementally advise the Staff in the event that Baxter determines prior to the spin-off to engage in any specific transaction with respect to any retained Baxalta shares.

Jeffrey P. Riedler

Securities and Exchange Commission

Exhibit 99.1, Information Statement

Questions and Answers about the Separation and Distribution, page 1

2.	We note your response to prior comment 2 and partially reissue that comment. Please revise your Q&A to disclose the reasons for the distribution of cash from Baxalta to Baxter when the spin-off occurs.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to update its disclosure in Information Statement in a subsequent amendment to the Form 10 to disclose the reasons for the distribution of cash from Baxalta to Baxter when the spin-off occurs, at such time that the amount of the distribution and the terms of financing arrangements are known.

Potential indemnification liabilities to Baxter pursuant to the separation agreement…, page 30

3.	We acknowledge your response to prior comment 10. Please describe the scope, extent and limits of the indemnification that Baxalta will provide to Baxter in the Separation Agreement. You should also supplementally provide us the draft Separation Agreement if you do not file the exhibit with your next amendment so we may review the agreement when we are evaluating your amended indemnification disclosure.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to file the Form of Separation Agreement as Exhibit 2.1 to Amendment No. 2 to the Form 10 when such amendment is filed. The Company also intends to include additional disclosure in Amendment No. 2 to the Form 10 on the scope, extent and limits of the indemnification that Baxalta will provide to Baxter in the Separation Agreement.

After the distribution, Baxalta will have indebtedness…, page 32

4.	We acknowledge your response to prior comment 11 and request that you provide the appropriate disclosure in the “Risk Factors” section as well as in your “Description of Material Indebtedness.”

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to provide additional information in response to such comment in the “Risk Factors” section as well as in the “Description of Material Indebtedness” in a subsequent amendment to the Form 10 at such time that the amount and the terms of such financing arrangements are known.

5.	Please file any additional exhibits with your next amendment as soon as practicable. We may have further comments upon examination of these exhibits.

Company Response:

The Company acknowledges the Staff’s comment that all exhibits are subject to the Staff’s review and that the Staff will require adequate time to review such exhibits. The Company will file any remaining required exhibits as soon as practicable with subsequent amendments to the Form 10.

Jeffrey P. Riedler

Securities and Exchange Commission

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-4310, David Scharf at (224) 948-3440, or Stephanie Miller at (224) 948-3216.

Sincerely,

/s/ Robert J. Hombach

Robert J. Hombach

Corporate Vice President and

Chief Financial Officer